Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

September 5, 2013

VIA EDGAR
David R. Humphrey
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:	Golar LNG Ltd. Form 20-F for the year ended December 31, 2012 Filed May 1, 2013 File No. 000-50113

Dear Mr. Humphrey:

This letter makes reference to the comment letter provided by the staff of the Securities and Exchange Commission (the "Staff") dated May 24, 2013, relating to the annual report on Form 20-F for the fiscal year ended December 31, 2012 of Golar LNG Ltd. (the "Company") (the "Initial Comment Letter").  The Company responded to the Initial Comment Letter via letter dated June 20, 2013 (the "Response Letter").  The Staff provided additional comments in response to the Response Letter via letter dated August 8, 2013 (the "Second Comment Letter"). On behalf of the Company, we submit this response to the Second Comment Letter. The below numbered paragraphs of this letter correspond to the numbered paragraphs of the Second Comment Letter.  For your convenience, each response is prefaced by the exact text of the Staff's corresponding comment in bold text.

Introduction

The Company has outlined in its response below, the factors it considered to be determinative in concluding that it does not have unilateral control over the nomination and election of the majority of the board of directors of Golar LNG Partners LP (the "Partnership") (the "Partnership's Board") and that the Company does not unilaterally control the decisions of the majority of the Partnership's Board. The Company has arrived at this conclusion based upon its analysis which is summarized as follows:

•
Under the First Amended and Restated Agreement of Limited Partnership of Golar LNG Partners LP (the "Partnership Agreement"), the Partnership's general partner (the "General Partner") has irrevocably delegated the authority to oversee and direct the Partnership's operations and to manage and determine the strategies and policies of the Partnership, on an exclusive basis, to the Partnership's Board.

•
From the date of the first annual general meeting of the Partnership ("AGM"), the composition of the Partnership's Board changed in accordance with the terms of the Partnership Agreement.  Beginning on the date of the first AGM, December 13, 2012, the Company ceased to unilaterally control the nominations and election of any of the elected directors and thereby lost unilateral control over the majority of the Partnership's Board, whereas the common unitholders gained the ability to nominate and elect a majority of the directors on the Partnership's Board. The Company, as a common unitholder, cannot control the outcome of the voting process as the Company's vote in the election of elected directors is restricted to 4.9%.

•
The Company had previously considered the factors raised by the Staff, such as, but not limited to: (i) the commonality of elected directors between the Company and the Partnership's Board; (ii) the positions held by elected directors of the Partnership on the Company's board and the boards of other related entities; and (iii) the fiduciary duties owed by the elected directors to the Partnership. The Company identified no factors that would compel the elected directors to act in concert with the Company-appointed directors.

As a result of the determinative factors above, and having contemporaneously considered the matters raised by the Staff in this letter and in the previous letter, the Company concluded that it lost control of the Partnership and was therefore required to deconsolidate as of the date of the first AGM as a result of the substantive participating rights held by the common unitholders and that those rights could be considered to be determinative without regard to the likelihood that the other common unitholders would exercise their substantive participating rights.

Form 20-F for the fiscal year ended December 31, 2012

Notes to Consolidated Financial Statements

Note 5. Deconsolidation of Golar Partners, page F-19

1.
In response to our prior comment 2, you indicate that nominations for the elected director positions may be received from any person, or group of persons, beneficially holding 10% or more of the common units, or from the board of directors of Golar Partners. In this regard, please tell us how many other persons or groups of persons beneficially hold 10% of more of the common units and may nominate directors. In addition, please tell us whether or not any other persons or groups of persons have nominated any directors.

The Partnership Agreement  provides that any common unitholders (including unrelated persons) may group together and provided the group collectively and beneficially holds 10% or more of the common units, the group is eligible to submit a nomination for an elected director. The common unitholders base is wide and diverse. The combinations of groups of persons who beneficially held 10% or more of the common units and therefore who were eligible to make a nomination for an elected director at the first AGM are numerous and remain indeterminable. As of the record date of the first AGM of the Partnership, in addition to the Company, one other reported holder beneficially held 10% or more of the common units individually. However, given the ability of unitholders to group together, this is not considered determinative in the Company's analysis.

To date the Partnership has held only one AGM.  In relation to this AGM, no nominations for an elected director position were received from any other person, or groups of persons, beneficially holding 10% or more of the common units of the Partnership.  The fact that to date the common unitholders have not exercised this nomination right does not change the fact that they have the ability to make such a nomination. ASC 810-20-25 refers to the "right" and the "ability" to effectively participate in significant decisions when discussing the concept of a "substantive participative right." More specifically ASC 810-20-25-17 states that "Individual rights ….. shall be assessed based on the facts and circumstances to determine if they are substantive participating rights in and of themselves. The likelihood that the veto right will be exercised by the limited partners shall not be considered when assessing whether a limited partner right is a substantive participating right." Consequently, this results in the conclusion that the common unitholders have substantive participating rights and the Company does not unilaterally control the nomination process for elected directors.

2.
Please tell us whether or not there were any substantial changes to responsibilities and powers of the board of directors of Golar Partners concurrent with first annual general meeting held on December 13, 2012.

There was no change to the responsibilities and powers of the Partnership's Board concurrent with its first AGM held on December 13, 2012. The Partnership's Board continues to retain the sole power to oversee and direct operations of the Partnership. Nevertheless, in accordance with the Partnership Agreement, as of the first AGM, the Company lost the unilateral power to appoint the majority of the members of the Partnership's Board. The power and ability to nominate and elect the majority of the Partnership's Board members was transferred to the common unitholders concurrent with the first AGM.

3.
We note your conclusion that you no longer hold a controlling financial interest in Golar Partners. You state that your basis for this conclusion is that you no longer maintain the unilateral ability to appoint the majority of the board of directors of Golar Partners. However, none of the board members previously appointed by you were replaced during the first annual general meeting held on December 13, 2012. The only change to the board of directors of Golar Partners was the election of Carl Erik Steen to fill the seventh seat. In addition, it appears that most, if not all, of the board members have direct material financial ties to you. Please tell us what consideration you gave to these factors when making the determination that you no longer have a controlling financial interest in Golar Partners.

The Company considered the fact that none of the previously appointed members of the Partnership's Board were replaced at the AGM (Carl Steen was appointed in August 2012), such that the same seven directors remained in office before and after the AGM.  Notwithstanding this fact the Partnership's Board composition changed resulting in four of the formerly appointed director positions becoming elected director positions. The elected directors were nominated prior to the AGM and elected in a voting process during the first AGM. The process as stipulated in the Partnership Agreement for the nomination and the election of elected board members, provides the common unitholders with substantive participative rights as they have the right to nominate and to elect a majority of the Partnership's Board. Accordingly, the elected directors were elected by the common unitholders in a process where the Company was not able to vote more than 4.9% of its holding in the outstanding common units of the Partnership and so did not have the unilateral power to elect them. At this point it was possible for the other common unitholders (i.e. excluding the Company) to nominate and elect the four elected directors of their choosing, representing the majority of the Partnership's Board. The fact that to date the other common unitholders have not exercised their right to nominate a director is not determinative in demonstrating that the Company retained unilateral control over the Partnership's Board as of the date of the AGM. Similarly, the likelihood that a right will be exercised by the common unitholders other than the Company shall not be considered when assessing whether those rights are substantive participating right (ASC 810-20-25-17). The determinative factor is that the common unitholders could have exercised their rights to nominate and elect the majority of the directors onto the Partnership's Board, can do so in the future; and thus the Company does not have the power to unilaterally nominate and elect any of the four elected directors.

Following the first AGM, the Partnership's Board consisted of three appointed directors and four elected directors. The significance of the distinction between "appointed" and "elected" directors is important to the Company's analysis.  Appointed directors may be removed and replaced without cause at any time by the  General Partner, which is a wholly owned subsidiary of the Company, or with "cause" by various parties as prescribed in the Partnership Agreement. In contrast the elected directors will remain on the Partnership's Board until the earlier of the expiration of his/ her fixed term or removed for "cause" by an affirmative vote of a majority of the other members of the Partnership's Board (or the majority of the outstanding common units). Cause is narrowly defined in the Partnership Agreement to mean that a court has entered a final, non-appealable judgment that the director is liable for actual fraud or wilful and wanton misconduct. The Company considers this relevant in its assessment of control and consolidation because in the event that any of the elected directors were to vote contrary to the Company's wishes, the Company would be unable to remove and replace the elected director from the Partnership's Board.  Accordingly, the Company does not have control over the majority of the Partnership's Board members and thus does not have control over the Partnership's Board.

Direct Material Financial Ties

In the Company's assessment of control and consolidation, focusing on the elected directors who represent the majority of the Partnership's Board, the Company considered the following facts:

•	All four of the elected directors of the Partnership are independent of the Company (as determined by the Nasdaq standards for audit committee members);

•
One of the four elected directors is also a director of the Company. As a director of the Company he receives a nominal director's fee and currently holds a number of stock options in the Company (as disclosed in the Company's annual report on Form 20-F for 2012); and

•
the remaining three elected directors also hold director positions with companies in which John Fredriksen, the Company's chairman, has significant indirect interests by virtue of trusts established for the benefit of his immediate family that indirectly control investment companies that are the main shareholders of these companies. These companies include amongst others Ship Finance International Limited, Seadrill Limited and Seadrill Partners LLC. None of the elected directors hold employee positions with any of the aforementioned companies.

Each of the Partnership's elected directors also hold directorships or senior positions in other external unrelated organizations.

Accordingly, the Company considers that the directors' fees and stock options granted in conjunction with these positions would not conflict with the elected directors' abilities to perform in accordance with their fiduciary duties as owed to the Partnership and the unitholders. Further discussion as to fiduciary duties of directors is provided in the Company's response to Comment 5 below.

4.
As noted in our prior comment 2, Golar Partners includes risk factor disclosures in their 2012 Form 20-F that the partnership agreement contains provisions limiting the ability of unitholders to influence the manner or direction of management. Therefore, if the partnership agreement contains provisions limiting the ability of unitholders to influence the manner or direction of management, please tell us how unitholders have sufficient substantive participating rights under ASC 810-20-25 to overcome the presumption that you, as the general partner, control Golar Partners.

As a group, the common unitholders have the ability to control the Partnership's Board by virtue of their ability to nominate and elect the majority of the directors on the Partnership's Board which represents a substantive participating right.  The Partnership's Board has the sole power to oversee and direct operations of the Partnership.

Although the Company unilaterally appoints three out of seven directors, it does not unilaterally control the nomination, election and voting of the majority of the board members of the Partnership. Accordingly, the Company considers that while it has significant influence it does not have the power to control the Partnership's Board and so it cannot be considered to control the Partnership. The risk factor referred to above discloses the fact that, outside of the election process for the Partnership's elected board members, the common unitholders (being both the Company and the other common unitholders) have no direct influence in the operational matters affecting the Partnership's business. More specifically, the rights of the common unitholders to call meetings and to vote directly on matters affecting the Partnership's business (outside of the election of elected board members) are limited. The Company considers the determinative factor to be that it is the Partnership's Board who directly controls the strategies and policies of the Partnership. Therefore as the Company does not control the nomination, election or the voting of the Partnership's elected board members, the Company does not control the Partnership's Board. Refer to the Company's response to Comment 3 above.

5.
In your conclusion that you lost the power to appoint the majority of the Board of Directors of Golar Partners, and hence the ability to control Golar Partners, you note the absence of a contemporaneous written agreement between you and the elected board members of Golar Partners. In particular, you appear to be asserting that such board members would not vote in concert in the absence of a written agreement to do so. In this regard, you indicate that you considered the guidance in paragraph 3C of EITF 02-5, which discussed the concept of "common control" in relation to business combinations. However, EITF 02-5 (which was not included in the Codification) appears to have only applied to shareholders, not board members. In addition, we note the following disclosures from the discussion of risk factors in the 2012 Form 20-F of Golar Partners:

•
All of the officers and certain directors of Golar Partners are directors and/or officers of Golar and its affiliates and, as such, they have fiduciary duties to Golar that may cause them to pursue business strategies that disproportionately benefit Golar or which otherwise are not in the best interests of Golar Partners or its unitholders.

•
Conflicts of interest may arise between Golar on the one hand, and Golar Partners and its unitholders, on the other hand. As a result of these conflicts, Golar may favor their own interest over the interests of the unitholders of Golar Partners.

Based on these disclosures, it appears that board members of Golar Partners who are also your officers and/or directors may act in concert due to their common fiduciary duties to you. Please tell us what consideration you gave to such fiduciary duties when making the determination that you no longer have the ability to control Golar Partners.

In the Company's assessment of consolidation and control, the Company gave consideration to the fiduciary duties of the General Partner and the Partnership's directors. The fiduciary duties of the General Partner were not considered to be determinative as the General Partner has irrevocably delegated the authority to the Partnership's Board to oversee and direct the Partnership's operations and to manage and determine the Partnership's strategies and policies on an exclusive basis.

The fiduciary duties of the directors can be summarized as follows:

Fiduciary Duty Standards of the Marshall Islands

Fiduciary duties owed to unitholders by the Partnership's directors, are prescribed by the laws of the Marshall Islands and the Partnership Agreement. Marshall Islands law provides that partnerships in their partnership agreements may restrict or expand the fiduciary duties owed by the directors to the limited partners and the partnership.

Unless changed by the relevant partnership agreement, under the laws of the Marshall Islands, fiduciary duties are generally considered to include the obligation to act in good faith and with due care and loyalty.

The Partnership Agreement's Modified and Restricted Fiduciary Standards

The Partnership Agreement contains provisions that modify and reduce the fiduciary duties owed by the Partnership's directors that they would otherwise be subject to under the Marshall Islands law. These provisions were adopted to allow the Partnership's directors to take into account the interests of other parties in addition to the Partnership's interests when resolving conflicts of interests. For example, the Partnership Agreement:

(i)	Requires the Directors to Act in "Good faith"

The Partnership Agreement provides that directors must act in "good faith" and will not be subject to any other standard under the laws of the Marshall Islands.  The requirement to act in "good faith," generally requires that person to reasonably believe that he or she is acting in the best interests of the Partnership.

(ii)	Provides Guidance on Affiliated Transactions and the Resolution of Conflicts of Interests.

The Partnership Agreement provides that affiliated transactions and resolutions of conflicts of interest not approved by the Partnership's conflicts committee and not involving a vote of the common unitholders must be on terms no less favorable to the Partnership than those generally being provided to, or available from unrelated third parties or be "fair and reasonable" to the Partnership and that, in determining whether a transaction or resolution is "fair and reasonable," the Partnership's Board may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to the Partnership.

Assessment of fiduciary duties on the Company's analysis of control and consolidation

In the Company's consideration of fiduciary duties in the context of affiliated transactions and the resolution of conflicts of interest between the General Partner and its affiliates (including the Company), on the one hand, and the Partnership, on the other hand, the Company disregarded the fact that since the initial public offering of the Partnership, the affiliated transactions contemplated by the Partnership's Board have related to the acquisition of vessels from the Company and have all been approved by the Partnership's conflicts committee. This is because the Partnership's Board is not obligated to seek conflicts committee approval or to seek a vote of a majority of the common unit holders.

In the event (i) no approval by the conflicts committee is sought and (ii) no vote of the common units is sought it is possible that with respect to these transactions or resolution of conflicts of interests the fiduciary duties owed to the Company by the common directors (or officer) may cause them to pursue business strategies that disproportionately benefit the Company or which otherwise are not in the best interests of the Partnership or its unitholders.  While this is a possible scenario, this does not mean that the common directors (or officer) are required to act in concert with the Company or with the Company appointed directors by virtue of their fiduciary duties. Rather it is up to each individual as a director of the Partnership to come to an independent decision based upon "good faith" and their own interpretation of what is "fair and reasonable" (i.e. the directors of the Partnership are in no way bound to act in concert due to fiduciary duties that may be common with the Company). Individuals acting in good faith may come out with individual conclusions in their decision making. The Company further considered whether there were any other factors that would require any of the elected directors to act in concert with the appointed directors such that the Company could indirectly control a majority of the Partnership's Board and determined that there were no such requirements or side agreements in place. In addition any such requirement or side agreement would violate a director's fiduciary duties.

Applying the guidance of ASC 810-20-25-17 the likelihood that a decision maker (a director in this case) will exercise his/her right to vote in a certain way is disregarded.  The question remains whether a particular director has the ability to act contrary to the Company's wishes.  In the event that a director who is common to both the Company and the Partnership were to vote contrary to the Company's wishes, the Company would have no remedy in removing and replacing this director from the Partnership's Board. Such a director would voluntarily remain on the Partnership's Board until the expiration of his fixed term of office or possibly removed if "cause" exists and thus the Company does not have control of the Partnership's Board.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning this letter, please feel free to contact the undersigned at (212) 574-1223 or Andrei Sirabionian at (212) 574-1580.

Very Truly Yours,

SEWARD & KISSEL, LLP

By:	/s/ Gary J. Wolfe
Gary J. Wolfe

Brian Tienzo
Principal Financial Officer
Golar LNG Limited